
The Chuo Mitsui Trust and Banking Company, Limited
33-1 Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL(03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

August 5, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

BUSINESS IMPROVEMENT ADMINISTRATIVE ORDERS RELATED TO THE BUSINESS REVITALIZATION PLAN

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

August 1, 2003

To whom it may concern:

Mitsui Trust Holdings, Inc.
33-1, Shiba 3-chome, Minato-ku Tokyo
Company code: 8309

Business Improvement Administrative Orders related to the Business Revitalization Plan

Mitsui Trust Holdings, Inc. (Company) has today received a Business Improvement Administrative Orders from the Financial Services Agency (FSA) based on the Article 20.2 of the Early Strengthening law and the Article 52-33.1 of the Banking law.

The Company has endeavored in earnest to achieve the objectives of the Business Revitalization Plan by steadily implementing a number of measures to re-build its business and promoting radical restructuring. Unfortunately, however, the Company was forced to record a current profit for the term ended in March 2003 that deviated from its target, due to the execution of the business improvement measures including the aggressive disposal of non-performing loans and the disposal of securities holdings under the sluggish stock market condition.

As the Company takes this Business Improvement Administrative Orders seriously, we will draw up a Business Improvement Plan and make every effort to achieve the target profit of the Business Revitalization Plan.

1. Details of the Administrative Orders

(1) Submission of a Business Improvement Plan including measures for material improvement of profits to the FSA by August 29, 2003 (Friday),
(2) Steady implementation of the submitted plan, and;
(3) Submission of the state of the implementation concerning the plan within two months after every quarter until fulfillment of the plan is recognized.

2. Reasons for the administrative action

There was a substantial difference between the actual result and the target for the profit for the term ended in March 2003, based on the Business Revitalization Plan. Even considering the aggressive disposal of non-performing loans by the Company, the actual result significantly deviated from the target. Therefore, it is acknowledged as necessary to take action to ensure the implementation of the Business Revitalization Plan as provided in the Article 20.2 of the Early Strengthening law.

End

[For inquiries concerning this matter]
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Yusuke Hosokawa
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Settlement Administration Department